SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)

PANGAEA LOGISTICS SOLUTIONS LTD.

(Name of Issuer)

Common Shares, par value $0.0001 per share

(Title of Class of Securities)

G6891L 105
(CUSIP Number)

Paul Hong
Cartesian Capital Group, LLC
505 Fifth Avenue, 15th Floor
New York, NY 10017
(212) 461-6363

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to

Kirk A. Radke, Esq.
Robert Rizzo, Esq.
Willkie Farr & Gallagher
787 Seventh Avenue
New York, NY 10019
(212) 728-8000

June 26, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6891L 105	Page 2 of 20 Pages
1	NAME OF REPORTING PERSON Pangaea One, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN ☐ SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

**  All percentages of Common Shares outstanding contained herein are based on 34,756,980 Common Shares outstanding as of May 15, 2015 as reported in the Issuer’s report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2015.

CUSIP No. G6891L 105	Page 3 of 20 Pages
1	NAME OF REPORTING PERSON Imfinno, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 1,099,304
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 1,099,304
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,099,304
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN ☐ SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. G6891L 105	Page 4 of 20 Pages
1	NAME OF REPORTING PERSON Malemod, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 1,669,492
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 1,669,492
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,669,492
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN ☐ SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. G6891L 105	Page 5 of 20 Pages
1	NAME OF REPORTING PERSON Nypsun, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 1,658,620
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 1,658,620
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,658,620
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN ☐ SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. G6891L 105	Page 6 of 20 Pages
1	NAME OF REPORTING PERSON Leggonly, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 1,555,334
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 1,555,334
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,555,334
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN ☐ SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. G6891L 105	Page 7 of 20 Pages
1	NAME OF REPORTING PERSON Pangaea One Parallel Fund (B), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 1,555,307
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 1,555,307
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,555,307
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN ☐ SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. G6891L 105	Page 8 of 20 Pages
1	NAME OF REPORTING PERSON Pangaea One GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 7,538,057
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 7,538,057
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,538,057
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN ☐ SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. G6891L 105	Page 9 of 20 Pages
1	NAME OF REPORTING PERSON Pangaea One (Cayman), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 3,297,254
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 3,297,254
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,297,254
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN ☐ SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. G6891L 105	Page 10 of 20 Pages
1	NAME OF REPORTING PERSON Pangaea One GP (Cayman), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 3,297,254
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 3,297,254
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,297,254
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN ☐ SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. G6891L 105	Page 11 of 20 Pages
1	NAME OF REPORTING PERSON Pangaea One GP (Cayman), Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 3,297,254
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 3,297,254
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,297,254
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN ☐ SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. G6891L 105	Page 12 of 20 Pages
1	NAME OF REPORTING PERSON Pangaea One Parallel Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 3,081,156
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 3,081,156
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,081,156
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN ☐ SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. G6891L 105	Page 13 of 20 Pages
1	NAME OF REPORTING PERSON Pangaea One GP2 (Cayman), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 3,081,156
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 3,081,156
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,081,156
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN ☐ SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. G6891L 105	Page 14 of 20 Pages
1	NAME OF REPORTING PERSON Pangaea One GP2 (Cayman), Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 3,081,156
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 3,081,156
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,081,156
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN ☐ SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. G6891L 105	Page 15 of 20 Pages
1	NAME OF REPORTING PERSON Pangaea One Holding, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 10,835,311
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 10,835,311
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,835,311
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN ☐ SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. G6891L 105	Page 16 of 20 Pages
1	NAME OF REPORTING PERSON Cartesian Capital Group Holding, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 13,916,467
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 13,916,467
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,916,467
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN ☐ SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. G6891L 105	Page 17 of 20 Pages
1	NAME OF REPORTING PERSON Peter Yu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 13,916,467
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 13,916,467
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,916,467
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN ☐ SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

EXPLANATORY NOTE

This Schedule 13D/A (this “Amendment No. 1”) is being filed solely to update the beneficial ownership information in the Schedule 13D as a result of the transfer by Pangea One, L.P. (“Pangaea One”) of Common Shares (as defined below) to its affiliates described in Item 2 below. This Amendment No. 1 constitutes an exit filing with respect to the Schedule 13D for Pangaea One.

Pursuant to Rule 13d-2 promulgated under the Act, this Amendment No. 1 amends the Schedule 13D filed on October 14, 2014 (which together with this Amendment No. 1, is collectively referred to herein as the “Schedule 13D”).  This Amendment No. 1 relates to the common stock, par value $.0001 per share (“Common Shares”), of Pangaea Logistics Solutions Ltd., a Bermuda company (the “Issuer” or the “Company”).

Item 2.   Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)            This Schedule 13D is filed jointly on behalf of (i) Imfinno, L.P., a Delaware limited partnership (“Imfinno”), (ii) Malemod, L.P., a Delaware limited partnership (“Malemod”), (iii) Nypsun, L.P., a Delaware limited partnership (“Nypsun”), (iv) Leggonly, L.P., a Delaware limited partnership (“Leggonly”), (v) Pangaea One Parallel Fund (B), L.P., a Delaware limited partnership (“Pangaea Parallel (B)”), (vi) Pangaea One GP, LLC, a Delaware limited liability company (“Pangaea LLC”), (vii) Pangaea One (Cayman), L.P., a Cayman Islands limited partnership (“Pangaea Cayman”), (viii) Pangaea One GP (Cayman), L.P., a Cayman Islands limited partnership (“PGP LP”), (ix) Pangaea One GP (Cayman), Co., a Cayman Islands company (“PGP Co”), (x) Pangaea One Parallel Fund, L.P., a Cayman limited partnership (“Pangaea Parallel”), (xi) Pangaea One GP2 (Cayman), L.P., a Cayman Islands limited partnership (“PGP2 LP”), (xii) Pangaea One GP2 (Cayman), Co., a Cayman Company (“PGP2 Co”), (xiii) Pangaea One Holding, LLC, a Delaware limited liability company (“Pangaea One LLC”), (xiv) Cartesian Capital Group Holding, LLC, a Delaware limited liability company (“Cartesian”) and (xv) Peter Yu (together with Imfinno, Malemod, Nypsun, Leggonly, Pangaea Parallel (B), Pangaea LLC, Panagea Cayman, PGP LP, PGP Co, Pangaea Parallel, PGP2 LP, PGP2 Co, Pangaea One LLC and Cartesian, collectively, the “Reporting Persons”). The Reporting Persons listed in (i) – (xiv) are hereinafter referred to as the “Pangaea Entities.”

Pangaea LLC, is the general partner of Imfinno, Malemod, Nypsun, Leggonly and Pangaea Parallel (B).  PGP LP is the general partner of Pangaea Cayman.  PGP Co is the general partner of PGP LP.  PGP2 LP is the general partner of Pangaea Parallel.  PGP2 Co is the general partner of PGP2 LP.  Pangaea One LLC is the managing member of PGP Co. and Pangaea LLC.  Cartesian is the managing member of Pangaea One LLC and PGP2 Co. Peter Yu is a managing member or director of each of Cartesian, Pangaea One LLC, PGP Co and PGP2 Co.  As such, Mr. Yu may be deemed to have an indirect pecuniary interest (Securities Exchange Act of 1934 (as amended, the “Exchange Act”) in an indeterminate portion of the securities reported as beneficially owned by the Pangaea Entities.

(b)            The business address of each of the Reporting Persons is c/o Cartesian Capital Group, LLC, 505 Fifth Avenue, 15th Floor, New York, NY 10017

(c)            The present principal business of each of the Pangaea Entities is that of making private equity and related investments.

(d)            To the best knowledge of the Reporting Persons, none of the entities or persons identified in the previous paragraphs of this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            To the best knowledge of the Reporting Persons, none of the entities or persons identified in the previous paragraphs of this Item 2 has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Each of the Pangaea entities jurisdiction of incorporation is listed in (a) above.  Peter Yu is a citizen of the United States.

Item 4.   Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to include the following paragraph:

On June 3, 2015, in connection with an internal reorganization of the Pangaea Entities, Pangaea One distributed all of its Common Shares to each of Imfinno, Malemod, Nypsun and Leggonly.  Pangaea One distributed (i) 1,099,304 Common Shares to Imfinno; (ii) 1,669,492 Common Shares to Malemod; (iii) 1,658,620 Common Shares to Nypsun; and (iv) 1,555,334 Common Shares to Leggonly.  Accordingly, this Amendment No. 1 constitutes an “exit filing” with respect to the Schedule 13D for Pangaea One.

Item 5.   Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a), (b) The following disclosure assumes that there are 34,756,980 Common Shares of the Issuer outstanding as of the date hereof.

The Reporting Persons, collectively, beneficially own in the aggregate 13,916,467 Common Shares, comprised of (i) 1,099,304 Common Shares held directly by Imfinno; (ii) 1,669,492 Common Shares held directly by Malemod; (iii) 1,658,620 Common Shares held directly by Nypsun; (iv) 1,555,334 Common Shares held directly by Leggonly; (v) 1,555,307 Common Shares held directly by Pangaea Parallel (B); (vi) 3,297,254 Common Shares held directly by Pangaea Cayman; and (vii) 3,081,156 shares of Common Stock held directly by Pangaea Parallel.  Collectively, the Reporting Persons beneficially own 40.0% of the total outstanding Common Shares.  Imfinno directly owns 3.2%, Malemod directly owns 4.8%, Nypsun directly owns 4.8%, Leggonly directly owns 4.5%, Pangaea Parallel (B) directly owns 4.5%, Pangaea Cayman directly owns 9.5% and Pangaea Parallel directly owns 8.9% of the total outstanding Common Shares.

Pursuant to Rule 13d-3 of the rules and regulations promulgated by the Securities and Exchange Commission (the “SEC”) pursuant to the Exchange Act:  (i) in its capacity as general partner of Imfinno, Malemod, Nypsun, Leggonly and Pangaea Parallel (B), Pangaea LLC may be deemed to beneficially own an aggregate of 7,538,057 Common Shares, representing approximately 21.7% of the Common Shares outstanding; (ii) in its capacity as general partner of Pangaea Cayman, PGP LP may be deemed to beneficially own an aggregate of 3,297,254 Common Shares, representing approximately 9.5% of the Common Shares outstanding; (iii) in its capacity as general partner of PGP LP, PGP Co may be deemed to beneficially own an aggregate of 3,297,254 Common Shares, representing approximately 9.5% of the Common Shares outstanding; (iv) in its capacity as general partner of Pangaea Parallel, PGP2 LP may be deemed to beneficially own an aggregate of 3,081,156 Common Shares, representing approximately 8.9% of the Common Shares outstanding; (v) in its capacity as general partner of PGP2 LP, PGP2 Co may be deemed to beneficially own an aggregate of 3,081,156 Common Shares, representing approximately 8.9% of the Common Shares outstanding; (vi) in its capacity as controlling owner of Pangaea LLC and PGP Co, Pangaea One LLC may be deemed to beneficially own an aggregate of 10,835,311 Common Shares, representing approximately 31.2% of the Common Shares outstanding; and (vii) in its capacity as controlling owner of PGP2 Co and Pangaea One LLC, Cartesian may be deemed to beneficially own an aggregate of 13,916,467 Common Shares, representing approximately 40.0% of the Common Shares outstanding.

Mr. Yu may be deemed to beneficially own and share the power to vote and dispose of the 13,916,467 Common Shares held directly by Imfinno, Malemod, Nypsun, Leggonly, Pangaea Parallel (B), Pangaea Cayman and Pangaea Parallel by virtue of being a managing member or director of each of Cartesian, Pangaea One LLC, PGP Co, and PGP2 Co.

Each of Pangaea One LLC, Pangaea LLC, Cartesian and Mr. Yu disclaim beneficial ownership of all of the Common Shares held by Imfinno, Malemod, Nypsun, Leggonly and Pangaea Parallel (B).  Each of PGP LP, PGP Co, Pangaea One LLC, Cartesian and Mr. Yu disclaim beneficial ownership of all of the Common Shares held by Pangaea Cayman.  Each of PGP2 LP, PGP2 Co, Cartesian and Mr. Yu disclaim beneficial ownership of all of the Common Shares held by Pangaea Parallel.

The individual directors and executive officers of Cartesian also disclaim beneficial ownership of the Common Shares that are, or may be deemed to be, beneficially owned by the Pangaea Entities.  This report shall not be construed as an admission that such persons are the beneficial owners of Common Shares for any purpose.

(c) Except as set forth herein, each of the Reporting Persons reports that neither it, nor to its knowledge, any other person named in Item 2 of this Schedule 13D, has effected any transactions in shares of Common Shares during the past 60 days.

(d) Except as otherwise described in Item 2 and this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in this Item 5.

(e) On June 3, 2015, Pangaea One ceased to be a beneficial owner of more than five percent of the Common Shares.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to include:

A Joint Filing Agreement, dated June 26, 2015, by and among the Reporting Persons has been executed by the Reporting Persons, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of each of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 26, 2015	Pangaea One, L.P.

By: Pangaea One GP, LLC, its general partner

By: /s/ Peter Yu
Name: Peter Yu
Title: Director

Dated: June 26, 2015	IMFINNO, L.P.

By: Pangaea One GP, LLC, its general partner

By: /s/ Peter Yu
Name: Peter Yu
Title: Director

Dated: June 26, 2015	MALEMOD, L.P.

By: Pangaea One GP, LLC, its general partner

By: /s/ Peter Yu
Name: Peter Yu
Title: Director

Dated: June 26, 2015	NYPSUN, L.P.

By: Pangaea One GP, LLC, its general partner

By: /s/ Peter Yu
Name: Peter Yu
Title: Director

Dated: June 26, 2015	LEGGONLY, L.P.

By: Pangaea One GP, LLC, its general partner

By: /s/ Peter Yu
Name: Peter Yu
Title: Director

Dated: June 26, 2015	PANGAEA ONE PARALLEL FUND (B), L.P.

By: Pangaea One GP, LLC, its general partner

By: /s/ Peter Yu
Name: Peter Yu
Title: Director

Dated: June 26, 2015	PANGAEA ONE GP, LLC

By: /s/ Peter Yu
Name: Peter Yu
Title: Managing Member

Dated: June 26, 2015	PANGAEA ONE (CAYMAN), L.P.

By: Pangaea One GP (Cayman), L.P., its general partner
By: Pangaea One GP (Cayman), Co., its general partner

By: /s/ Peter Yu
Name: Peter Yu
Title: Director

Dated: June 26, 2015	PANGAEA ONE PARALLEL FUND, L.P.

By: Pangaea One GP2 (Cayman), L.P., its general partner
By: Pangaea One GP2 (Cayman), Co., its general partner

By: /s/ Peter Yu
Name: Peter Yu
Title: Director

Dated: June 26, 2015	PANGAEA ONE GP (CAYMAN), L.P.

By: Pangaea One GP (Cayman), Co., its general partner

By: /s/ Peter Yu
Name: Peter Yu
Title: Director

Dated: June 26, 2015	PANGAEA ONE GP (CAYMAN), CO.

By: /s/ Peter Yu
Name: Peter Yu
Title: Director

Dated: June 26, 2015	PANGAEA ONE GP2 (CAYMAN), L.P.

By: Pangaea One GP (Cayman), Co., its general partner

By: /s/ Peter Yu
Name: Peter Yu
Title: Director

Dated: June 26, 2015	PANGAEA ONE GP2 (CAYMAN), CO.

By: /s/ Peter Yu
Name: Peter Yu
Title: Director

Dated: June 26, 2015	PANGAEA ONE HOLDING, LLC

By: Cartesian Capital Group Holding, LLC, its general partner

By: /s/ Peter Yu
Name: Peter Yu
Title: Director

Dated: June 26, 2015	CARTESIAN CAPITAL GROUP HOLDING, LLC

By: /s/ Peter Yu
Name: Peter Yu
Title: Managing Member

Dated: June 26, 2015	PETER YU

By: /s/ Peter Yu
Name: Peter Yu
Title: Director, Pangaea Logistics Solutions Ltd.

SCHEDULE I
The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of Cartesian Capital Group Holding, LLC are set forth below.  Each such person has no other principal occupation (outside of similar positions held with respect to other entities directly or indirectly managed or advised by Cartesian Capital Group Holding, LLC).

Name	Position with Cartesian Capital Group Holding, LLC	Business Address	Citizenship
Peter Yu	Member	505 Fifth Avenue, 15th Floor, New York, NY 10017	United States
Thomas Armstrong	Member	505 Fifth Avenue, 15th Floor, New York, NY 10017	United States
William Jarosz	Member	505 Fifth Avenue, 15th Floor, New York, NY 10017	United States
Paul Pizzani	Member	505 Fifth Avenue, 15th Floor, New York, NY 10017	United States